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                                                                   Exhibit 99.58

(POINTS INTERNATIONAL LTD LOGO)

         EBAY AND POINTS INTERNATIONAL ENHANCE POINTS EXCHANGE AGREEMENT

      THE POINTS EXCHANGE WILL BE THE EXCLUSIVE VEHICLE FOR EBAY'S ANYTHING
      POINTS MEMBERS TO CONVERT ANYTHING POINTS TO AND FROM FUTURE AIRLINE,
        HOTEL, AND MAJOR ONLINE LOYALTY PROGRAM PARTNERS. POINTS EXCHANGE
                         CONTRACT TERM IS ALSO EXTENDED.

TORONTO - MARCH 23RD, 2004 - Points International Ltd. (TSX: PTS), operator of The Points Exchange, the only independent loyalty program currency exchange at www.points.com, and eBay Inc. of San Jose, CA announced today enhancements to their current partnership. The Points Exchange becomes the primary vehicle for all airline, hotel, and major online loyalty program partners wanting to trade with eBay's Anything Points program.

"This is a great win for Points and eBay as well as our current and potential partners," said Rob MacLean, CEO of Points International. "With this partnership, we will manage all future airline, hotel and other major loyalty program exchange relationships for eBay's Anything Points program."

In conjunction with The Points Exchange becoming the primary trading vehicle for the Anything Points program, the agreement has two other important aspects:

     1) When users sign up to become an Anything Points member, they will be given the option to also become a Points.com member and will receive their first exchange free.

     2)   Points and eBay will award a 2,100 Anything Points bonus (worth $21
          USD) for eBay users who purchase a PointsPlus membership from Points.com. The PointsPlus membership, which is $19.95 per year, offers unlimited exchanges.

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          This promotion will be marketed to eBay members on the Anything Points website and Points.com.

"The Points Exchange provides Anything Points members with a broad range of trading options, and we look forward to continuing to grow this relationship." - says, Todd Kurie, Director of eBay Anything Points.

Points International and eBay have also agreed to extend the term of their original Points Exchange Agreement, executed in August 2003, until December 2005.

Beginning in 2003, Points International has implemented several Points Solutions that are used by the Anything Points program, including:

     - POINTSXCHANGE - Allowing users to exchange their loyalty currencies with eBay Anything Points on Points.com, the world's only independent loyalty currency exchange, located at www.points.com.

     - POINTSINTEGRATE - Integrating the Anything Points program with its "earn" partners with many industry leaders.

Today's announcement is one in a series of recent agreements between Points International and eBay. In addition, in November 2003, Points International developed for eBay the eBay Offer Manager Tool, a custom technology application that allows eBay sellers to issue Anything Points to buyers who purchase their items on eBay.

ABOUT POINTS INTERNATIONAL

Points operates the only independent loyalty points exchange - at www.points.com
- allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX) under the symbol PTS.

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FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS INQUIRIES:
Scott Goldberg                      Steve Yuzpe
Edelman Public Relations            CFO, Points International Ltd.
+1 312 297-7414                     +1 416 596-6382
scott.goldberg@edelman.com          steve.yuzpe@points.com

                                    FOR PARTNERSHIP AND OTHER INQUIRES:
                                    Christopher Barnard
                                    President, Points International
                                    +1 416-596-6393
                                    Christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS).

THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE